Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – AUGUST 30, 2011

BAYTEX TO PRESENT AT THE BARCLAYS CAPITAL 2011 CEO ENERGY-POWER
CONFERENCE IN NEW YORK

CALGARY, ALBERTA (August 30, 2011) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at The Barclays Capital 2011 CEO Energy-Power Conference on Tuesday, September 8, 2011 at 9:05am EDT (7:05am MDT) in New York, New York. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://cc.talkpoint.com/barc002/090611a_lp/

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.
For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca